

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Charles Monroe
Associate General Counsel
HUNTINGTON INGALLS INDUSTRIES, INC.
4101 Washington Avenue
Newport News, VA 23607

> **Re: HUNTINGTON INGALLS INDUSTRIES, INC.**
> **Registration Statement on Form S-4**
> **Filed on May 10, 2022**
> **File No. 333-264833**

Dear Mr. Monroe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at (202) 551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing